UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The J.M. Smucker Company

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

832696405

(CUSIP Number)

Steven Della Rocca, Esq.

Vestar Capital Partners

245 Park Avenue, 41st Floor

New York, New York 10167

Telephone: (212) 351-1600

with a copy to:

Marni J. Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vestar/Blue Investments I L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -4,103,004-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -4,103,004-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.4%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”) held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vestar Associates V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -4,103,004-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -4,103,004*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.4%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vestar Managers V Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -4,103,004-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -4,103,004*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.4%

14	Type of Reporting Person (See Instructions) OO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel S. O’Connell

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -4,103,004-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,103,004*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.4%

14	Type of Reporting Person (See Instructions) IN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”).  The Issuer’s principal executive offices are located at One Strawberry Lane, Orrville, Ohio 44667.

Item 2.	Identity and Background

(a) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	Vestar/Blue Investments I L.P., a Delaware limited partnership (“Vestar/Blue Investments”);
(ii)	Vestar Associates V, L.P., a Scottish limited partnership (“Vestar Associates V”);
(iii)	Vestar Managers V Ltd., a Cayman Islands exempted company (“VMV”); and
(iv)	Daniel S. O’Connell, a United States citizen (the person and entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”).

Blue Holdings I, L.P. (“Blue Holdings”) directly owns all of the shares of Common Stock reported in this Statement.  Vestar/Blue Investments holds limited partner interests in Blue Holdings and holds membership interests in, and has the right to appoint managers to the board of, Blue Holdings GP, LLC (“Blue Holdings GP”), the general partner of Blue Holdings.

The general partner of Vestar/Blue Investments is Vestar Associates V, and the general partner of Vestar Associates V is VMV. Mr. O’Connell is the sole director of VMV.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VMV is set forth on Schedule A.

The Reporting Persons have entered into a joint filing agreement dated as of April 2, 2015, a copy of which is attached hereto as Exhibit A.

(b)               The address of the principal business office of Vestar/Blue Investments, Vestar Associates V, VMV and Mr. O’Connell is:

c/o Vestar Capital Partners

245 Park Avenue

41st Floor

New York, New York 10167

Attention: Steven Della Rocca

(c)                The Reporting Persons are principally engaged in the business of venture capital and private equity investment.  Vestar Associates V is principally engaged in the business of being the general partner of investment entities affiliated with Vestar Capital Partners, including Vestar/Blue Investments.  VMV is principally engaged in the business of being the general partner of Vestar Associates V and certain other investment entities affiliated with Vestar Capital Partners.

(d)               During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 3, 2015 (the “Merger Agreement”) among the Issuer, Blue Acquisition Group, Inc. (the then parent of Big Heart Pet Brands, “BAG”), SPF Holdings I, Inc. (“Merger Sub One”), SPF Holdings II, LLC (“Merger Sub Two”), and for the limited purposes set forth therein, Blue Holdings, as the Stockholder Representative, pursuant to which, among other things, Merger Sub One merged with and into BAG, with BAG continuing as the surviving corporation and a wholly owned subsidiary of the Issuer, and BAG subsequently merged with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the mergers being referred to herein as, the “Mergers”), on March 23, 2015, Blue Holdings received, in exchange for its 312,829,237 shares of common stock of BAG, an aggregate of 17,061,079 shares of Common Stock.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Shareholders Agreement (as defined and described further below), depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Shareholders Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).  In particular, upon the expiration of the Restricted Period described under Item 6 and upon effectiveness of the shelf registration statement required to be put into place by the Issuer (see “Registration Rights” under Item 6), the Reporting Persons intend, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant to registered sales under such shelf registration statement and to deliver to the Issuer take-down notices in connection therewith.

In addition, without limitation, subject to the terms of the Shareholders Agreement, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of the closing of the Mergers, Kevin Mundt, an executive of Vestar Capital Partners, has been designated by Vestar/Blue Investments pursuant to the Shareholders Agreement to serve as an observer on the Issuer’s board of directors.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the individuals listed in Schedule A, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a) and (b).

Blue Holdings holds an aggregate of 17,601,079 shares of Common Stock, in which Vestar/Blue Investments may be deemed to have sole voting power over 4,103,004 shares and sole dispositive power over 3,861,650 shares by virtue of its membership interests in Blue Holdings GP, the general partner of Blue Holdings, and its limited partnership interests in Blue Holdings, which together provide it with the power to direct the voting and disposition of its pro rata portion of shares of Common Stock held by Blue Holdings, as well as the power to direct the vote of an additional number of shares attributable to another limited partner of Blue Holdings in certain cases.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 3.4% of the outstanding shares of Common Stock, based on an aggregate of 119,655,459 shares of Common Stock outstanding as of March 23, 2015, as provided to the Reporting Persons by the Issuer.

Each of Vestar Associates V (as the general partner of Vestar/Blue Investments), VMV (as the general partner of Vestar Associates V) and Mr. O’Connell (as the sole director of VMV) may be deemed to have voting and dispositive power over the shares of Common Stock beneficially owned by Vestar/Blue Investments.  The Reporting Persons expressly disclaim beneficial ownership with respect to any other shares of Common Stock owned directly by Blue Holdings.  Except as set forth in this Item 5(a), to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any shares of Common Stock.

Each of Vestar/Blue Investments, KKR 2006 Fund L.P., and Centerview Capital, L.P. owns membership interests in Blue Holdings GP, the general partner of Blue Holdings.  The Reporting Persons, Blue Holdings, KKR 2006 Fund L.P., Centerview Capital, L.P., AlpInvest Partners Blue Co-Invest LLC and certain of their affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Blue Holdings.  However, this filing shall not be deemed an admission that any of such persons are members of such a group.  Blue Holdings, KKR 2006 Fund L.P., Centerview Capital, L.P., AlpInvest Partners Blue Co-Invest LLC (the “AlpInvest Investor”) and certain of their respective affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock held by Blue Holdings.

(c)                Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule A, has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)               To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.  In connection with arrangements between the limited partners of Blue Holdings, certain of the Centerview Investors (as defined in Item 6) are entitled in certain cases to a portion of proceeds resulting from the sale or transfer of the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Shareholders Agreement

Concurrently with entering into the Merger Agreement, the Issuer entered into a Shareholders Agreement, dated as of February 3, 2015 (the “Shareholders Agreement”), with Blue Holdings, Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Vestar Capital Partners (“Vestar”), Centerview Capital Management LLC (“Centerview Capital”), AlpInvest US Holdings, LLC (“AlpInvest”), and certain of their respective affiliated investment funds including Vestar/Blue Investments, KKR 2006 Fund L.P. and certain of its affiliated investment funds (the “KKR Investors”), Centerview Capital, L.P. and certain of its affiliated investment funds (the “Centerview Investors”) and the AlpInvest Investor. Other than with respect to certain specified provisions which became effective as of the date of the Shareholders Agreement, the Shareholders Agreement became effective at the closing of the Mergers, and sets forth certain governance arrangements and contains various provisions relating to, among other things, board observer rights, the acquisition of additional equity interests in the Issuer, prohibitions on taking certain actions relating to the Issuer, transfer restrictions, voting arrangements, and registration rights.

Board Observer Rights, Voting

Pursuant to the Shareholders Agreement, Vestar/Blue Investments, the KKR Investors (taken together) and the Centerview Investors (taken together) will each be entitled to designate one board observer to the Issuer’s board of directors (the “Board”). The right to designate a board observer will terminate for each of Vestar/Blue Investments, the KKR Investors and the Centerview Investors when the shares of Common Stock held by Blue Holdings which are attributable to such group of investors or held directly by such group of investors is less than 50% of the shares of Common Stock held by Blue Holdings initially attributable to such group of investors upon completion of the Mergers.  Until six months after an investor group (i) no longer has the right to designate a board observer or (ii) with respect to the AlpInvest Investor, when the shares of Common Stock held by Blue Holdings attributable to the AlpInvest Investor or held directly by the AlpInvest Investor is less than 50% of the shares of Common Stock held by Blue Holdings initially attributable to the AlpInvest Investor upon completion of the Mergers, such investor or investor group will be required to cause Blue Holdings to vote its shares of Common Stock in favor of the Board’s proposed slate of director nominees.  In addition, each of Vestar/Blue Investments, the KKR Investors, the Centerview Investors and the AlpInvest Investor is required to take all reasonably necessary and practicable steps to exercise no more than one vote per share in the event that any of its shares of Common Stock are ever entitled to more than one vote per share pursuant to the Issuer’s Amended Articles of Incorporation. The initial board observers that were designated by Vestar/Blue Investments, the KKR Investors and the Centerview Investors upon completion of the Mergers are Kevin Mundt, Simon Brown and David Hooper, respectively.

The terms of Blue Holdings GP provides that each of Vestar/Blue Investments, KKR 2006 Fund L.P., Centerview Capital, L.P., and the AlpInvest Investor, shall have the ability to direct the vote of the Common Stock held by Blue Holdings and attributable to Vestar/Blue Investments, the KKR Investors, the Centerview Investors and the AlpInvest Investor, respectively, through their limited partnership interests in Blue Holdings in respect of all proposals or resolutions that require a stockholder vote (other than as described in the immediately preceding paragraph with respect to the election of directors of the Issuer).  The Common Stock attributable to any other limited partners of Blue Holdings will be voted pro rata in accordance with how each of Vestar/Blue Investments, KKR 2006 Fund L.P., Centerview Capital, L.P., and the AlpInvest Investor direct the vote of their respective shares of Common Stock (and if not all such investors so direct the vote, then pro rata in accordance with how the voting investors have so directed the vote).

Standstill

The Shareholders Agreement contains a standstill provision which is effective until (A) in the case of Vestar and Vestar/Blue Investments, KKR and the KKR Investors and Centerview Capital and the Centerview Investors, the later of (1) one year after the applicable investor group no longer has a board observer and (2) the date on which the shares of Common Stock held by Blue Holdings which are attributable to such group of investors or held directly by such group of investors is less than 25% of the shares of Common Stock held by Blue Holdings initially attributable to such group of investors upon completion of the Mergers, (B) in the case of AlpInvest, the date on which the shares of Common Stock held by Blue Holdings which are attributable to the AlpInvest Investor or held directly by the AlpInvest Investor is less than 25% of the shares of Common Stock held by Blue Holdings initially attributable to the AlpInvest Investor upon completion of the Mergers, and (C) with respect to Blue Holdings, the date on which the standstill expires with respect to each investor.  During the time the standstill period is effective, the standstill provision prevents Blue Holdings, Vestar and Vestar/Blue Investments, KKR and the KKR Investors, Centerview Capital and the Centerview Investors and AlpInvest and the AlpInvest Investor from, including other matters and subject to certain exceptions, (i) acquiring or offering to acquire any voting securities of the Issuer or rights to acquire any voting securities of the Issuer, (ii) depositing any voting securities of the Issuer into a trust or similar contract or subjecting any voting securities of the Issuer to any voting or similar arrangement, (iii) entering into or proposing to enter into any merger, recapitalization, restructuring, change in control or other similar extraordinary transaction involving the Issuer, (iv) making or participating in the solicitation of proxies to vote, or knowingly influencing in any manner any person with respect to the voting of, any voting securities of the Issuer, (v) calling a meeting of shareholders of the Issuer or initiating any shareholder proposal for action by shareholders of the Issuer, (vi) forming or joining a “group” within the meaning of Section 13 of the Exchange Act, (vii) acting alone or in concert with other to seek to control or influence the management or policies of the Issuer, (viii) publicly disclosing any intention or plan to do any of the foregoing or (ix) advising or assisting or knowingly encouraging, or entering into discussions concerning, any of the foregoing.

Restrictions on Transfer

The Shareholders Agreement generally restricts any transfers of shares of the Common Stock received in the Mergers for 90 days after the closing of the Mergers (the “Restricted Period”), with certain limited exceptions. Following this initial 90-day time period, the shares held by Blue Holdings, Vestar/Blue Investments, the KKR Investors, the Centerview Investors and the AlpInvest Investor (in each case to the extent such person holds shares of Common Stock directly) are freely transferable provided that each such holder remains generally prohibited from transferring its shares of the Common Stock to holders of more than 5% of the Common Stock.  In addition, Blue Holdings, Vestar/Blue Investments, the KKR Investors and the Centerview Investors (in each case to the extent such person holds shares of Common Stock directly) have been granted certain registration rights (discussed below).

Registration Rights

Blue Holdings, Vestar/Blue Investments, the KKR Investors and the Centerview Investors (in each case to the extent such person holds shares of Common Stock directly), with respect to the shares of Common Stock held by such person (“registrable securities”), have certain registration rights after the Restricted Period, including (i) following the filing and effectiveness of an automatic shelf-registration statement registering all of the registrable securities (which the Issuer is obligated to file and keep effective as of the expiration of the Restricted Period in the event that the Issuer is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act)), the right to effect unlimited non-marketed underwritten offerings under such shelf or, in the event the Issuer is not a well-known seasoned issuer, the right to request that the Issuer file a shelf registration statement with respect to the registrable securities and effect unlimited non-marketed underwritten offerings under such shelf; (ii) up to five demand registration rights in the event that the Issuer is no longer eligible to use or otherwise ceases to maintain an effective shelf registration statement and rights to cause the Issuer to effect marketed underwritten offerings, in the aggregate; and (iii) piggyback registration rights that allow holders of registrable shares to require that shares of Common Stock owned by such holders be included in certain registration statements filed by the Issuer, in each case subject to certain restrictions and cutback provisions contained in the Shareholders Agreement.  In connection with these registration rights, the Issuer has agreed to effect certain procedural actions, including taking certain actions to properly effect any registration statement or offering and to keep the participating stockholder parties reasonably informed with adequate opportunity to comment and review, as well as enter into customary ancillary agreements.

The limited partners of Blue Holdings have agreed among themselves in the agreements concerning Blue Holdings that KKR 2006 Fund L.P. can cause the Issuer to exercise three, and Vestar/Blue Investments can cause the Issuer to exercise two, of the five demand registrations and requests for a marketed underwritten offering that Blue Holdings is entitled to exercise pursuant to the Shareholders Agreement.  In connection with any such exercise, the other limited partners of Blue Holdings will have the right to join such demand or offering with respect to shares of Common Stock held by Blue Holdings attributable to such limited partner (and its affiliated investment funds), subject to certain cutback provisions.  Additionally, the limited partners of Blue Holdings have agreed among themselves that any of Vestar/Blue Investments, the KKR Investors (upon action of KKR 2006 Fund L.P.) and the Centerview Investors (upon action of Centerview Capital, L.P.) may cause Blue Holdings to effect non-marketed underwritten offerings and transfers of the Common Stock pursuant to Rule 144 under the Securities Act or in a non-underwritten public offering pursuant to an existing and effective shelf-registration statement, and that the other limited partners of Blue Holdings shall be permitted to participate in any such transfer, with respect to shares of Common Stock held by Blue Holdings attributable to such limited partner (and its affiliated investment funds), subject to certain cutback provisions.

Termination

The Shareholders Agreement terminates with respect to Vestar and Vestar/Blue Investments, KKR and the KKR Investors and AlpInvest and the AlpInvest Investor on the date that the shares of Common Stock held by Blue Holdings which are attributable to such group of investors or held directly by such group of investors is less than 1% of the Issuer’s outstanding voting power so long as all securities then attributable to such group of investors can be sold in one transaction pursuant to Rule 144 under the Securities Act, and if not, the Shareholders Agreement terminates when that is the case. The Shareholders Agreement terminates with respect to Centerview Capital and the Centerview Investors on the later of the date that the shares of Common Stock held by Blue Holdings which are attributable to the Centerview Investors or held directly by the Centerview Investors is less than 1% of the Issuer’s outstanding voting power or the date on which the Centerview Investors’ right to appoint a board observer terminates so long as all securities then attributable to the Centerview Investors can be sold in one transaction pursuant to Rule 144 under the Securities Act, and if not, the Shareholders Agreement terminates when that is the case.  The Shareholders Agreement terminates with respect to Blue Holdings upon the earlier of (1) the termination of the agreement with respect to each of Vestar and Vestar/Blue Investments, KKR and the KKR Investors, Centerview Capital and the Centerview Investors and AlpInvest and the AlpInvest Investor and (2) the date that Blue Holdings no longer beneficially owns any shares of Common Stock.

The foregoing description of the terms of the Shareholders Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit C hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 2, 2015, by and among the Reporting Persons.
Exhibit B	Power of Attorney
Exhibit C

Shareholders Agreement, dated as of February 3, 2015, among The J.M. Smucker Company, Blue Holdings, Kohlberg Kravis Roberts & Co., L.P., Vestar Capital Partners, Centerview Capital Management LLC, AlpInvest US Holdings, LLC, and each of the stockholders whose name appears on the signature pages thereto and any person who becomes a party pursuant to Section 2.1(b)(ii) thereof (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2015 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2015

VESTAR/BLUE INVESTMENTS I L.P.

By: Vestar Associates V, L.P., its general partner

By: Vestar Managers V Ltd., its general partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

VESTAR ASSOCIATES V, L.P.

By: Vestar Managers V Ltd., its general partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

VESTAR MANAGERS V LTD.

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

DANIEL S. O’CONNELL

By:	/s/ Brian P. Schwartz, by power of attorney

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, without par value of The J.M. Smucker Company, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  April 2, 2015

VESTAR/BLUE INVESTMENTS I L.P.

By: Vestar Associates V, L.P., its general partner

By: Vestar Managers V Ltd., its general partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

VESTAR ASSOCIATES V, L.P.

By: Vestar Managers V Ltd., its general partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

VESTAR MANAGERS V LTD.

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

DANIEL S. O’CONNELL

By:	/s/ Brian P. Schwartz, by power of attorney

EXHIBIT B

April 2, 2015

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Robert L. Rosner, Steven Della Rocca and Brian P. Schwartz, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as an owner of greater than 10% of the outstanding Common Stock of The J.M. Smucker Company (the “Company”), Forms 3, 4 and 5 (including any amendments, supplements or exhibits thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, as well as a Schedule 13D or Schedule 13G in accordance with Section 13(d) of the Exchange Act and the rules thereunder and any amendments thereto; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and Schedule 13D or 13G (including any amendments, supplements or exhibits thereto) and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the New York Stock Exchange; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in- fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 16 and Section 13(d) of the Exchange Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

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IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of date first written above.

/s/ Daniel S. O’Connell
Name: Daniel S. O’Connell

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF VESTAR MANAGERS V LTD.

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States

**The business address of all individuals listed in this Schedule A is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

Daniel S. O’Connell, sole director and Managing Director

Norman W. Alpert, Managing Director

Robert L. Rosner, Managing Director

Steven Della Rocca, Managing Director and General Counsel

James L. Elrod, Jr., Managing Director

Roger C. Holstein, Managing Director

James P. Kelley, Managing Director

Kevin Mundt, Managing Director

Kenneth J. O’Keefe, Managing Director and Chief Operating Officer

Andrew Cavanna Managing Director

Chris Durbin Managing Director

Brian O’Connor Managing Director

John Stephens Managing Director

Brian P. Schwartz, Managing Director

Brendan J. Spillane, Managing Director